# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SkyAI, Inc., CIK 0001737995
CUSIP: 82003F309
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 105 MAXESS ROAD, STE. 124, MELVILLE, New York (NY), 11747
Date of event which requires filing of this statement: 10/27/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-26-002475
Filed by CIK 0002106951
Persons authorized to receive notices and communications: CHRISTIAN THOMPSON C/O BASTION, Unit 7a, R&F De Castro Building, 200 Waterfront Drive, Road Town, Tortola, Virgin Islands British (D8), VG1110, 284-342-5300; ANDREW FREEDMAN, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; REBECCA VAN DERLASKE, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Bastion Trading Limited (CIK 0002106951): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,188,169; sole dispositive power 0; shared dispositive power 2,188,169; aggregate amount beneficially owned 2,188,169 (4.3% of the class)
- Bastion Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,188,169; sole dispositive power 0; shared dispositive power 2,188,169; aggregate amount beneficially owned 2,188,169 (4.3% of the class)
- Lucio Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,940,075; sole dispositive power 0; shared dispositive power 2,940,075; aggregate amount beneficially owned 2,940,075 (5.8% of the class)
- Wei Zhu: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,128,244; sole dispositive power 0; shared dispositive power 5,128,244; aggregate amount beneficially owned 5,128,244 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: SkyAI, Inc.
Address of issuer's principal executive offices: 105 MAXESS ROAD, STE. 124, MELVILLE, New York (NY), 11747

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by Bastion Trading were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of 559,670 of the shares of the Issuer's common stock, par value $0.0001 per share (the "Shares"), beneficially owned by Bastion Trading is approximately $1,097,205, including brokerage commissions. 1,150,000 of the Shares beneficially owned by Bastion Trading were acquired in connection with the PIPE (as defined in the Schedule 13D) at a price of $6.50 per share. In connection with the closing of the PIPE, Bastion Trading also acquired (i) Pre-Funded Warrants (as defined in the Schedule 13D) exercisable for up to 4,234,615 Shares at a price of $6.4999 per Pre-Funded Warrant and (ii) Stapled Warrants (as defined in the Schedule 13D) exercisable for up to 5,384,615 Shares at an exercise price of $9.75 per Stapled Warrant.

The securities purchased by Lucio Holding were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,940,075 Shares beneficially owned by Lucio Holding is approximately $5,461,526, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On October 27, 2026, the Reporting Persons entered into a tender offer support and settlement agreement (the "Agreement") with the Issuer (the Issuer and the Reporting Persons together, the "Parties") regarding the Issuer's tender offer for certain of its securities (the "Offer") and certain other matters.

Pursuant to the terms of the Agreement, the Issuer agreed to amend the terms of the Offer to (i) increase the maximum number of cash pre-funded warrants that may be tendered in the Offer to equal 100% of the cash pre-funded warrants issued and outstanding, (ii) increase the maximum number of cryptocurrency pre-funded warrants that may be tendered in the Offer to equal 100% of the cryptocurrency pre-funded warrants issued and outstanding, (iii) add cash stapled warrants as securities that may be tendered in the Offer, with the amount that may be tendered in the Offer equal to 100% of the cash stapled warrants issued and outstanding, with no minimum number required to be tendered as a condition to the Offer, and with the cash stapled warrants to be offered in the Offer at a price of $0.17 per stapled warrant, (iv) add cryptocurrency stapled warrants as securities that may be tendered in the Offer, with the amount that may be tendered in the Offer equal to 100% of the cryptocurrency stapled warrants issued and outstanding, with no minimum number required to be tendered as a condition to the Offer, and with the cryptocurrency stapled warrants to be offered in the Offer at a price of $0.17 per stapled warrant, (v) extend the term of the Offer until at least November 12, 2026, and (vi) subject to applicable law, delete any provisions in the Schedule to Tender Offer Statement pertaining to the Offer (as may be amended, the "Schedule TO") related to a 30% withholding on payments for Non-U.S. Holders ("Withholding"), and, subject to applicable law, for the Issuer not make any such Withholding.

Pursuant to the terms of the Agreement, the Reporting Persons have agreed to tender all securities beneficially owned by the Reporting Persons as may be so tendered in the Offer. Pursuant to the terms of the Agreement, the Reporting Persons have also agreed to certain customary standstill provisions for a period of three years from the execution of the Agreement (the "Standstill Period"). In addition, during the Standstill Period each of the Parties agreed to certain mutual non-disparagement provisions (subject to certain exceptions), not to pursue any legal proceedings against the other party (subject to limited exceptions), and after payment for the shares tendered in the Offer, an agreement of mutual release of claims by each of the Parties (subject to limited exceptions).

The Parties have also agreed to a number of other covenants in connection with the Agreement, including an agreement by the Issuer not to alter certain terms of the Offer without the approval of the Reporting Persons; an agreement by the Reporting Persons not to sell or transfer any securities of the Issuer beneficially owned by the Reporting Persons other than through tender in the Offer until the earlier of the expiration of the Offer or termination of the Agreement; an agreement by the Reporting Persons not to make any "block trades" of the Issuer's Shares for a specified period after the expiration of the Offer, after which time the Issuer would receive a right of first refusal on any such block trades; and the Reporting Persons have agreed to vote any voting securities of the Issuer beneficially held by the Reporting Persons during the Standstill Period in line with the Board's recommendations of any proposals (other than any proposal regarding a change of control of the Issuer).

The Agreement contains customary representations, warranties, agreements and other provisions, including the reimbursement of certain expenses of the Reporting Persons. The Agreement shall automatically terminate under a number of circumstances, including if the Issuer terminates or withdraws the Offer, the Issuer does not accept payment for any of the securities of the Reporting Persons tendered in the Offer, the breach of certain covenants to the Agreement, a determination that the Withholding is required in connection with the Offer following consultation with a third party advisor, or if the Issuer has not amended the Schedule TO within the time provided for under the Agreement. If not otherwise terminated in accordance with its terms, the Agreement will terminate on the expiration of the Standstill Period.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 50,854,199 Shares outstanding as of October 14, 2026, which is the total number of Shares outstanding as reported in Exhibit (a)(1)(A) to the Issuer's Amendment No. 2 to the Schedule TO-I on Form SC TO-I/A filed with the Securities and Exchange Commission on October 28, 2026 and, in the case of Bastion Trading, Bastion Holdings and Mr. Zhu, plus 478,499 Shares issuable upon the exercise of certain Warrants held by Bastion Trading within 60 days.

As of the close of business on the date hereof, Bastion Trading directly beneficially owned 2,188,169 Shares, including 478,499 Shares issuable upon the exercise of certain Warrants held by Bastion Trading within 60 days, constituting approximately 4.3% of the Shares outstanding. Bastion Holdings, as the sole owner of Bastion Trading, may be deemed to beneficially own the 2,188,169 Shares beneficially owned directly by Bastion Trading, constituting approximately 4.3% of the Shares outstanding. As of the close of business on the date hereof, Lucio Holding directly beneficially owned 2,940,075 Shares, constituting approximately 5.8% of the Shares outstanding. Mr. Zhu, as the director of Bastion Holdings and Lucio Holding, may be deemed to beneficially own the 5,128,244 Shares beneficially owned in the aggregate by Bastion Trading and Lucio Holding, constituting approximately 9.99% of the Shares outstanding. Due to the Beneficial Ownership Limitations (as defined below) in the Warrants, Mr. Zhu's beneficial ownership percentage is 9.99%. Due to field limitations of the EDGAR filing system, the percentage listed in Row 13 of Mr. Zhu's cover page has been rounded down to 9.9%.

As of the close of business on the date hereof, Bastion Trading held (i) Pre-Funded Warrants exercisable for up to 4,234,615 Shares and (ii) Stapled Warrants exercisable for up to 5,384,615 Shares. The Pre-Funded Warrants are immediately exercisable at an initial exercise price equal to $0.0001 per Share and may be exercised at any time until the Pre-Funded Warrants are exercised in full, subject to the Beneficial Ownership Limitation (as defined below). The Stapled Warrants are immediately exercisable at an initial exercise price equal to $9.75 per Share and may be exercised at any time on or prior to 5:00pm New York City time on the date that is thirty-six (36) months after the issue date of the Stapled Warrants, subject to the Beneficial Ownership Limitation. Each of the Pre-Funded Warrants and the Stapled Warrants either provide, or the holder has elected, that the holder shall not have the right to exercise any portion of any such warrants to the extent that after giving effect to such issuance after exercise, such holder and certain of its affiliates would be deemed to beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the Issuer's then outstanding Shares (the "Beneficial Ownership Limitations"). Due to the Beneficial Ownership Limitations, Bastion Trading is currently prohibited from exercising the Warrants to the extent that such exercise would result in Mr. Zhu's beneficial ownership of more than 5,128,244 Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On October 27, 2026, the Reporting Persons and the Issuer entered into the Settlement Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities.

99.1 - Tender Offer Support and Settlement Agreement, dated October 27, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2026).

## Signatures
- Bastion Trading Limited: /s/ Wei Zhu, Wei Zhu, Director (10/29/2026)
- Bastion Holdings Limited: /s/ Wei Zhu, Wei Zhu, Director (10/29/2026)
- Lucio Holding Limited: /s/ Wei Zhu, Wei Zhu, Director (10/29/2026)
- Wei Zhu: /s/ Wei Zhu, Wei Zhu (10/29/2026)